Mail Stop 3561

March 10, 2010

Molly Country, President
Subprime Advantage, Inc.
501 W. Broadway, Suite A-323
San Diego, California 92101

> **Re: Subprime Advantage, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 11, 2010**
> **File No. 333-164850**

Dear Ms. Country:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Rule 419 of Regulation C, concerning offerings by blank check companies, defines a blank check company in section (a)(2) as a company issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In this regard, in discussing the definition of a blank check company in the adopting release, the Commission stated that it would "scrutinize…offerings for attempts to create the appearance that the registrant…has a specific business plan, in an effort to avoid the application of

Rule 419." See Release No. 33-6932. Your disclosure indicates that you are a development stage company that was formed "to engage in the business of providing information for homeowners and commercial property owners searching for mortgage relief as well as investors looking to capitalize on the current real estate market." However, we note that you have a limited operating history, no customers, no revenues, a net operating loss of $16,363, and it appears that you have not yet implemented any aspect of your business model. To date, it seems as if you have taken few substantive steps in furtherance of a business plan.

In this regard, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Therefore, please tell us, with a view to disclosure in your filing, why Rule 419 of Regulation C does not apply to you. Alternatively, please revise your disclosure throughout your registration statement to comply with Rule 419.

2. In connection with our review of your filing, we reviewed your website located at http://subprimeadvantage.com/default.aspx. On that website, you have included links to certain financial and realty companies as well as two current news items. However, it does not appear as if you have discussed any of those companies or the information in those news items in your registration statement. If material to your current business operations, please provide a discussion of the relationship of these companies to you and the information in the news items in your registration statement. Alternatively, please explain to us why you have included these links on your website.

3. Further, please consider revising the content of your website so that you archive properly the information on the website, as contemplated by Rule 433(e)(2) under the Securities Act, or omit all improper disclosures from your website. See Section III.D.3.b.iii(E) of Release No. 33-8591 and Rule 433(e) under the Securities Act.

4. Please revise your document to discuss your business without relying on the use of jargon. We note, for example, descriptions and phrases, especially in your Prospectus Summary, Description of Business, and Plan of Operation sections, such as "internet information Marketplace," "comprehensive consumer information website," "classified marketplace," "consumer information facility," "scalable user interface," "multiple revenue streams," and "industry standard architectures."

Front Cover Page of the Registration Statement

5. Please check or otherwise mark the box on this page indicating that the securities being registered on this Form are to be offered on a delayed on continuous basis pursuant to Rule 415 under the Securities Act or tell us why it is not appropriate for you to do so.

Outside Front Cover Page of the Prospectus

6. At the top of this page, you state that you are offering 500,000 shares. Please revise
    this disclosure to provide the title of the shares you are registering in this offering,
    which would appear to be shares of common stock. See Item 501(b)(2) of Regulation
    S-K.

7. Please clarify here and throughout your document, if true, that you are offering your
    shares of common stock for $0.10 per share for the duration of the offering. If not
    true, please advise.

8. We note that your auditor has expressed substantial doubt as to your ability to
    continue as a going concern. Please disclose this fact on the outside front cover of
    your prospectus.

9. We note your statement that no public market currently exists for you shares and that
    the offering price of your common stock may not reflect the market price of your
    shares after the offering. Also, please disclose that the securities being registered in
    this offering may be illiquid because they are not listed on any exchange or quoted on
    the OTC Bulletin Board and no market for these securities may develop. See Item
    501(b)(4) of Regulation S-K.

10. You state that you intend to deposit the funds you receive from this offering in a
    "general corporate account" rather than in an escrow account and, in your Plan of
    Distribution section, you state that this general corporate account will not be
    separated from your existing operations account. However, Rule 15c2-4(b) requires
    that the funds be deposited in a separate bank account. Please revise or advise.

Prospectus Summary, page 1

11. The summary should provide a brief overview of you and the key aspects of your
    offering in a balanced manner. In this regard, please revise your Prospectus
    Summary section to address the following examples, but note that these are examples
    only and not an exhaustive list of the revisions you should make:

    - Please better clarify the current status of your business, rather than what you
      intend your business to do and receive, that you have suffered operating losses
      since inception, and that you have yet to implement your business model.

    - Please remove from the summary and elsewhere in the forepart of your document
      all defined terms, including the last sentence in the first paragraph of this section.

- Please move the first two sentences under the heading "Subprime Real Estate" on page two to another location in your document or tell us why it is not appropriate for you to do so.

- Please disclose that, after the offering, Molly Country will continue to own the majority of your registered shares, allowing her to control you.

Risk Factors, page 5

12. Your Risk Factors section should be a discussion of the known material factors that make your offering speculative or risky. You should place risk factors in context so your readers can understand the specific risk as it applies to you. See Item 503(c) of Regulation S-K and SEC Release No. 33-7497. Please address the following examples, but note that these are examples only and not an exhaustive list of the revisions you should make:

- Please revise your first risk factor into multiple risk factors so that you provide at least your going concern opinion and your stage of development as separate risk factors.

- In your first risk factor on page six, you state that Molly Country has no experience in running a public company. Based on the disclosure elsewhere in your document, it does not appear that Ms. Country has any experience running any company, whether public or private, developing or maintaining a website, or participating in the real estate industry. Please provide a separate risk factor discussing Ms. Country's lack of experience in all aspects of the business you intend to create or tell us why it is not appropriate for you to do so.

- In the subcaption of your second risk factor on page six, you state that Molly Country "may become involved with other businesses." However, in the narrative portion of that risk factor, you state that Ms. Country "is involved in other businesses." Please revise for consistency, in this risk factor and throughout your document as applicable, or advise.

- Please revise the second risk factor on page six into multiple risk factors so that you provide at least the risk of Molly Country's involvement with other businesses and the risk that Ms. Country will devote only a portion of her time to your operations.

- Please remove the last paragraph of the third risk factor on page seven or tell us why it is not appropriate for you to do so.

We may have further comment upon reading your response and any revisions.

Available Information, page 9

13. In the first paragraph of this section, and in the last paragraph on page 27, please state that, upon effectiveness of this registration statement, you will be subject to our reporting requirements.

Use of Proceeds, page 10

14. Please provide a brief description, in a footnote or otherwise, of the "information development" activities in which you plan to engage with the net proceeds from this offering.

Determination of Offering Price, page 11

15. Please state, if true, that the offering price for the shares in this offering was arbitrarily determined.

16. We note that, because there is no established public market for your shares, you have included a list of certain factors that you considered in determining the offering price as required by Item 505(a) of Regulation S-K. Please discuss each factor in greater detail by describing the aspects of each factor you considered and how these aspects contributed to your determination of the offering price. For example, please discuss how the prevailing market conditions, history, and prospects for your industry contributed to your determination to establish the offering price at $0.10 per share.

17. Also, please discuss whether the prices of your recent private placements in December 2009 to Molly Country and Stoecklein Law Group that you discuss in your Recent Sales of Unregistered Securities factored into your determination of the offering price.

Dilution, page 12

18. In the last row of the table at the bottom of page 12, you indicate that the average price per share for public shareholders is $0.04. As a footnote to that table, or in another appropriate manner, please clarify, if true, that this amount refers to the pro forma net tangible book value per share after the offering.

Plan of Distribution and Terms of the Offering, page 13

19. On the outside front cover page of the prospectus, you state that, because the funds are being placed in a general corporate account rather than an escrow account, the funds will be subject to your creditors' claims, including the law firm that assisted you with the preparation of this document and issued your legality opinion, and these creditors could attempt to attach the offering funds before the offering closes. Please

discuss this possibility in your Plan of Distribution and Terms of the Offering section, as well, and describe how you will allocate to each investor the funds you return if a creditor is successful in attaching a portion of those funds and your offering does not raise the required $50,000.

20. In this regard please discuss under what circumstances the law firm will attempt to attach the funds from the offering before the offering closes or tell us why it is not appropriate for you to do so.

Director, Executive Officers, Promoters and Control Persons, page 14

21. You must disclose the business experience of your sole officer and director, Molly Country, during the past five years without gaps or ambiguities, including Ms. Country's principal occupations and employment, the name and principal business of any corporation or other business association, and whether any of the business associations are your parent, subsidiary, or other affiliate. Please revise your disclosure to indicate clearly Ms. Country's experience over the last five years, without gaps or ambiguities, including the applicable dates of the experiences. In this regard, because Ms. Country has been employed by you for less than five years, please explain the nature of the responsibility undertaken by her in prior positions to provide adequate disclosure of her previous business experiences, including information relating to her professional competence. See Item 401(e)(1) of Regulation S-K.

22. Also, please briefly discuss Molly Country's specific experience, qualifications, attributes, or skills that led you to the conclusion that she should serve as your director in light of your business and structure. See Item 401(e)(1) of Regulation S-K.

23. Please remove the last two sentences of Molly Country's business description or tell us why it is not appropriate for you to do so.

Security Ownership of Certain Beneficial Owners and Management, page 15

24. Please revise to identify the natural person, natural persons, or registered public company that have voting or investment control over the shares beneficially owned by Stoecklein Law Group.

Interest of Named Experts and Counsel, page 16

25. You state that the Stoecklein Law Group has issued an opinion that the shares being issued pursuant to this offering, "upon issuance, will have been duly authorized and validly issued, fully paid, and non-assessable." This statement is a legal determination that should be made by counsel. Although it appears that you have

attributed these statements to counsel, you have not included counsel's consent to be named in this section. Please have counsel file a consent to be named in this section or remove this statement from this section of your document.

<u>Description of Business, page 17</u>

26. In this section, and throughout your document, we note that you include many factual statements but you have not always indicated whether the source of this information is based upon management's belief, industry data, reports, articles, or any other source. If the statements are based upon management's belief, please indicate that and include an explanation for the basis of that belief. Alternatively, if the information is based upon reports or articles, please disclose the source or sources and provide these documents to us appropriately marked and dated.

For example, please provide us with the sources or the bases of your beliefs for the statements you make under the headings "Inefficiencies of Traditional Property Buying and Selling Methods" and "The Online Subprime Disadvantaged Property Opportunity" on page 20. As another example, please provide the basis for your belief on page 19 that your website, upon full implementation, will generate leads for sellers that will allow them to precisely target purchasers of property in a manner which is more efficient than traditional media. As a further example, please provide sources for your statements under the heading "Subprime Real Estate" on page two that the United States has gone through a subprime mortgage meltdown over the last two years and that, in recent times, bank repossessed homes have reached record numbers.

27. Please thoroughly revise this section to clarify and better describe the status of your current operations and your proposed business operations. To the extent that you discuss future services, please provide the status of development, indicate the specific timeframes for which you anticipate offering these services, discuss the proposed costs of providing these services, describe the proposed fees and other charges for your services, and disclose the bases of your conclusions. Further, please discuss the actual operations of your business, focusing on the particular means by which you generate revenues and incur expenses. See Item 101(c)(1) of Regulation S-K. Please address the following examples, but note that these are examples only and not an exhaustive list of the revisions you should make:

- Please clarify the steps you have taken already, if any, to initiate your operations and the costs of these steps to you. In this regard, we note that you have registered your domain name and developed a preliminary website. Also, we note that you have formed the company, researched you competition, developed a business plan, researched software to assist you in your website development, and established listing criteria. Please describe in greater detail each of these steps you have taken and disclose the costs associated with these steps.

- Please explain in greater detail the steps you intend to take to conduct your operations in the future, the timeframe necessary for completing each step, and the proposed costs of each step. Specifically, please clarify the particular steps and costs of developing and maintaining your proposed fully developed website and locating the appropriate real estate information necessary to include on your website to conduct your operations. In this regard, you state that, in order to generate revenue over the next 12 months, you must enhance your existing website, develop and implement a marketing plan, and develop and implement a comprehensive consumer information website. Please disclose the amount of time you believe you will need for each of these steps and disclose the costs necessary to complete each step. Also, please describe in greater detail how you will complete each of these steps over the next 12 months. For example, please discuss how you will find the real estate and other information necessary to include on your website so that you can establish a consumer and trade classified marketplace that will allow people to "research the most detailed real estate information including buying and selling tips, investing tips, legal blogs on subprime issues, updates on laws and regulations, finance options, insurance and warranty programs, as well as [sic] analyzing upfront payment scams."

- We note on the bottom of page 17 that you "intend to have a fully developed website during the second quarter of 2010." In this regard, you discuss the proposed capabilities of this website under the heading "Our Solution." Also, you state on the bottom of page 18 that you intend "to have a website which will be a fully automated, topically arranged, intuitive, and easy-to-use service that supports a buying, selling, and investing experience in which sellers list subprime disadvantaged properties for sale and investors provide offers on the properties." Further, you state under the "Technology" heading on page 25 that "to operate [y]our website, [you] will be required to have a callable user interface and transaction processing system that is designed around industry standard architectures and externally developed non-proprietary software." However, you state on the bottom of page 23 that you "currently do not have the required software to provide for the type of searches [you] anticipate," even though you "have commenced the evaluation process." Given that you have only commenced the evaluation process to acquire the necessary software to create and maintain your website, please discuss why you believe you will have a "fully developed" website during the second quarter of 2010. Additionally, please thoroughly revise your Description of Business section, including the disclosure under the heading "Our Solution," to discuss in greater detail how you will acquire the necessary software to create and maintain your website, the manner in which you will create and maintain your website, whether your sole officer and director has the expertise necessary to create and maintain this website or whether you will need to hire another party, and the costs of acquiring the necessary software and developing and maintaining your "fully developed" website.

- We note in your Plan of Operation section that you have set three stages of goals, including the development of your business based on your initial funding of $6,000, based on your receipt of the net proceeds of this offering, and based on your receipt of additional equity or debt offerings in the approximate amount of $100,000 to $200,000. However, you do not discuss any aspect of additional equity or debt offerings in your Description of Business section. Please revise your disclosure so that your Description of Business section and your Plan of Operation section are consistent in this and all other areas. Also, please disclose whether you have any specific plans or timeframes for engaging in subsequent offerings.

- Please discuss in greater detail the strategic initiatives you describe under the heading "Strategy," including the timeframes for and costs of implementing these initiatives, and how these initiatives are consistent with the steps you plan to take in the next 12 months to generate revenues and the three stages of goals you discuss in your Plan of Operation section.

- Under the heading "Employees," you state that Molly Country is your only employee and that she only devotes part of her time to your operations. Please disclose the approximate amount of time Ms. Country devotes to your operations on a weekly basis.

- On the top of page 27, you list the principal competitive factors that "are" attracting investors to your website. However, you website is not fully developed yet. Please revise or advise.

We may have further comment upon reading your response and any revisions.

Plan of Operation, page 28

28. Please revise this heading to read "Management's Discussion and Analysis of Financial Condition and Results of Operations." See Item 303 of Regulation S-K.

29. Please revise your plan of operation discussion to clearly identify your proposed business and products. Your discussion should explain your plan in sufficient detail so that your prospective investors have an opportunity to view your business and your proposed plan of operation through the eyes of management. The discussion should include how you plan to earn revenues and how you expect to develop and market your services. Your plan of operation should specifically address the stage of development of your business and should include information about when you expect to have services available, when you expect your website to go into service fully developed, and when you expect to begin generating revenues. Your discussion should address the anticipated costs to develop and maintain your website along with your anticipated costs of locating the real estate and other information you need to

include on your website. To the extent that your plans would be aborted or curtailed if you do not raise the $50,000 in this offering, please provide detailed disclosures regarding how you plan to proceed under that scenario.

Liquidity and Capital Resources, page 30

30. In this section, please discuss your plans to satisfy your liquidity needs over at least the next 12 months under at least the scenarios in which you raise $50,000 in the offering and in which you fail to raise $50,000 in the offering. In this regard, under the heading "Satisfaction of our cash obligations for the next twelve months," you state that if you do not receive any additional funds, including the funds from this offering, you could continue in business for the next 12 months, but you would not be in a position to launch your developed website or provide any significant advertisements for your customers. If you do not receive any additional funds, please disclose the operations in which you would engage as you continue in business for the next 12 months and the manner in which you would finance these operations.

31. Please expand your disclosure to include a discussion of your operating and financing cash flows as reflected in your statement of cash flows. In particular, please discuss your $1,363 charge to accounts payable.

Certain Relationships and Related Party Transactions, page 31

32. Please disclose whether the terms of your stock transaction with Molly Country were comparable to terms you could have obtained in an arms-length transaction with an unaffiliated third party. If not, please discuss how the terms in the related party transaction would be different if it was conducted in an arms-length transaction with an unaffiliated third party.

Executive Compensation, page 32

Summary Compensation, page 32

33. Please explain the $1,000 non-accountable expense allowance you refer to in this section.

Part II – Information Not Required in Prospectus

Recent Sales of Unregistered Securities

34. Please explain why you valued the shares you issued to Molly Country in December 2009 at $0.01 per share and valued the shares you issued to Stoecklein Law Firm in December 2009 at $0.26 per share.

Undertakings

35. Please revise Section A(1)(ii) of your undertakings to state that you will reflect in the prospectus any facts or events "arising after the effective date of the registration statement (or the most recent post-effective amendment thereof)…." See Item 512(a)(1)(ii) of Regulation S-K.

36. Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertaking included in Item 512(a)(6) of Regulation S-K should be included in filings for initial public offerings. Please revise your filing to include that undertaking.

Exhibit Index

37. We note that you filed counsel's entire legal opinion on EDGAR as Exhibit 23.2 and labeled that exhibit as "Consent of Stoecklein Law Group." In subsequent amendments, you do not need to file the entire legal opinion twice to comply with Item 601(b)(23) of Regulation S-K regarding counsel's consent. Instead, in your Exhibit Index, you may include a parenthetical phrase after the description of Exhibit 23.2 stating that the consent of the Stoecklein Law Group is contained in the last paragraph of Exhibit 5. Alternatively, each time you file an amended legal opinion under Exhibit 5, you must also file that same amended legal opinion as Exhibit 23.2.

Exhibit 5

38. In the first sentence of the penultimate paragraph of his opinion, counsel states that the opinion letter has been prepared for "your" use in connection with the registration statement. Please note that counsel may limit reliance of his opinion to purpose, but he may not limit reliance of his opinion to person. Therefore, please have counsel revise his opinion to remove the term "your" in that sentence.

*   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have any questions regarding the financial statements and related matters. Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Donald Stoecklein, Esq.
        Stoecklein Law Group
        Via Facsimile